Exhibit 99.1
NEWS RELEASE TRANSMITTED BY Marketwire

FOR: CANADIAN SUPERIOR ENERGY INC.

TSX SYMBOL: SNG
AMEX SYMBOL: SNG

Canadian Superior Releases Third Quarter 2007 Financial Results, Appoints Craig McKenzie to Board

NOV 15, 2007 - 10:28 ET

CALGARY, ALBERTA--(Marketwire - Nov. 15, 2007) - Canadian Superior Energy Inc. ("Canadian Superior", the "Company") (TSX:SNG) (AMEX:SNG) reported today its "Management's Discussion and Analysis" and "Financial Statements" for the period ended September 30, 2007 and can be reviewed in its entirety on SEDAR (System for Electronic Document Analysis and Retrieval, www.sedar.com).

Third Quarter 2007 Highlights include:

- On July 27, 2007, the Company and its joint venture partner, the Petroleum Company of Trinidad and Tobago ("Petrotrin"), received the Exploration and Production Licence for the Mayaro-Guayaguayare ("M/G") Block offshore Trinidad.

- On August 11, 2007, the BG Group plc partnered with Canadian Superior in its "Intrepid" Block 5(c) multi-well Project in Trinidad, acquiring a 30% working interest in Canadian Superior's "Intrepid" Block 5(c) Production Sharing Contract by paying Canadian Superior approximately US$ 39 million and on a go-forward basis paying 40% of the exploration costs associated with the drilling of the three commitment wells required on Block 5(c).

- Completion of the drilling and initial results from the "Victory" well, "Intrepid" Block 5(c), offshore Trinidad, are expected by end of November 2007.

- Ongoing Western Canada drilling success in 2007, with new production brought on-stream in the 3rd and 4th quarters. During the third quarter 2007, the Corporation drilled or participated in a total of 16 gross (11.0 net) wells, with a 94% success rate. 7 wells (6.1 net) were tied in during the 3rd quarter. To date in the 4th quarter, Canadian Superior has drilled 4 wells gross (3.7 net) and tied in 3 wells gross (3.0 net); and, has 4 wells (3.75 net) awaiting tie-in and 2 wells (1.8 net) currently being completed. Current production is approximately 3125 boe/d.

- The Company has a strong balance sheet and on November 2, 2007 the Corporation announced a successful over-subscribed financing for the issuance of approximately 6.5 million flow-through common shares at Cdn $3.50, for gross proceeds of approximately CDN $22.7 million, scheduled to close November 16, 2007.

Speaking today in Calgary, Craig McKenzie, Canadian Superior's Chief Executive Officer said, "Since being appointed CEO of the Company, on October 1, 2007, Canadian Superior has been working on restructuring the Company to implement an aggressive growth program in Western Canada together with our high-impact exploration drilling offshore Trinidad and our participation in a downstream liquefied natural gas ("LNG") project combined with other international opportunities that we expect to announce in the very near future."

Also commenting in Calgary, Greg Noval, Chairman of Canadian Superior said, "We are pleased to announce the appointment of Craig McKenzie to the Board of Directors of Canadian Superior. Craig has recently joined us on October 1, 2007, having been employed as the President of BG Trinidad and Tobago until mid-September 2007. Craig brings a wealth of knowledge in the oil and gas industry to Canadian Superior and we are pleased to welcome him to the Board of Directors of Canadian Superior."

Also, Noval said today, that drilling on its Kan Tan IV drilling rig is expected to recommence very shortly from a depth of 13,828 feet subsea to a total depth of approximately 16,000 feet, with the completion of the repair of the Blowout Preventor ("BOP") of the Kan Tan IV expected over the next few days.

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release contains the reference to the term "undiscovered natural gas resources", which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations' annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canadian Superior Energy Inc.
Investor Relations
(403) 294-1411
(403) 216-2374 (FAX)
Website: www.cansup.com

or

Canadian Superior Energy Inc.
Suite 2700, 605 - 5th Avenue S.W.
Calgary, Alberta
Canada T2P 3H5